大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

25 October 2005

The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX AND HAND
FAX NO.: 012 1 202 942 9525

Total: 13 **pages**
(including this page)

[redacted]

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2005.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Ms Karen Lefevre, The Bank of New York (Fax No. : 012 1 212 571 3050)

dlw 10/31

UNITED OVERSEAS LAND LIMITED
Company Registration No. 196300438C

RECEIVED
2005 OCT 31 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2005	2004	+ / (-)	2005	2004	+ / (-)
		$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
Revenue	A	118,124	102,770	15	321,932	307,591	5
Cost of sales		(65,923)	(56,402)	17	(176,164)	(173,864)	1
Gross profit		52,201	46,368	13	145,768	133,727	9
Other operating income	B	22,239	19,051	17	61,819	58,512	6
Marketing and distribution expenses		(4,464)	(4,992)	(11)	(12,193)	(13,133)	(7)
Administrative expenses		(7,774)	(7,507)	4	(23,575)	(23,008)	2
Other operating expenses		(14,842)	(12,476)	19	(39,716)	(36,869)	8
Exceptional items	C	189	-	n.m.	247	136	82
Finance income	D	3,880	698	456	12,213	2,029	502
Finance costs	E	(4,739)	(4,191)	13	(22,527)	(18,224)	24
Share of results of associated companies		(1,006)	532	(289)	(1,041)	1,231	(185)
Profit before tax	F	45,684	37,483	22	120,995	104,401	16
Income tax expense	G	(7,447)	(7,984)	(7)	(24,386)	(18,816)	30
Profit for the period		38,237	29,499	30	96,609	85,585	13
Attributable to:							
Equity holders of the Company		33,323	25,037	33	82,736	74,731	11
Minority interest		4,914	4,462	10	13,873	10,854	28
Profit for the period		38,237	29,499	30	96,609	85,585	13

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2005	2004	+ / (-)	2005	2004	+ / (-)
	$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
A Turnover						
Revenue from property development	26,641	17,307	54	60,569	54,698	11
Revenue from property investments	23,465	25,375	(8)	71,659	78,235	(8)
Gross revenue from hotel operations	65,205	58,187	12	182,448	163,828	11
Revenue from trading, retail and management services	2,813	1,901	48	7,256	10,830	(33)
Revenue	118,124	102,770	15	321,932	307,591	5
Dividend income	7,521	14,090	(47)	34,699	44,341	(22)
Turnover	125,645	116,860	8	356,631	351,932	1
B Other operating income						
Dividend income	7,521	14,090	(47)	34,699	44,341	(22)
Service charges	1,514	1,232	23	4,355	3,652	19
Deferred income	838	2,136	(61)	2,487	6,386	(61)
Gain on valuation of option	11,238	-	n.m.	15,908	-	n.m.
Other income	1,128	1,593	(29)	4,370	4,133	6
	22,239	19,051	17	61,819	58,512	6
C Exceptional items						
Gain on disposal of subsidiaries	-	-	-	-	136	(100)
Gain on sale of unquoted investment	55	-	n.m.	55	-	n.m.
Gain on liquidation of subsidiaries (net)	74	-	n.m.	132	-	n.m.
Write-back of allowance for diminution in value of long term investments	60	-	n.m.	60	-	n.m.
	189	-	n.m.	247	136	82
D Finance income						
Interest income	2,729	698	291	8,759	2,029	332
Foreign exchange gain (net)	1,151	-	n.m.	3,454	-	n.m.
	3,880	698	456	12,213	2,029	502
E Finance costs						
Interest expense	3,428	3,494	(2)	9,660	10,984	(12)
Dividend attributable to Noteholders written back *	(2,752)	-	n.m.	-	-	-
Amortisation of bond discount	4,063	478	750	12,867	6,679	93
Foreign exchange loss (net)	-	219	(100)	-	561	(100)
	4,739	4,191	13	22,527	18,224	24
F Profit before tax						
Profit before tax is stated after charging : Depreciation and amortisation	9,374	8,480	11	26,153	25,816	1
G Income tax expense						
The charge/ (credit) for taxation includes the following :						
Underprovision of tax in preceding financial years	33	-	n.m.	33	318	(90)
Effect of change in tax rate from 22% to 20% on deferred income tax	-	-	-	-	(2,132)	(100)

n.m.: not meaningful

* This relates to the 1,207,228 UOL shares which was transferred to the Exchange Property based on the last done price of $2.28 per UOL share on 30 June 2005. As there was no exchange of the Notes by the Noteholders, the Exchange Property including the 1,207,228 UOL Shares has been retained by the Company for its own account.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	30.09.05	31.12.04	30.09.05	31.12.04
	$'000	$'000 (restated)	$'000	$'000 (restated)
Non-current Assets				
Property, plant and equipment	629,876	610,540	1,241	1,371
Investment properties	1,504,560	1,500,945	211,498	209,522
Subsidiaries	-	-	1,083,761	1,038,333
Associated companies	55,991	47,238	7,639	400
Available-for-sale financial assets	391,190	296,309	82,160	48,811
Intangibles	15,136	13,491	-	-
Deferred income tax assets	6,777	6,652	-	-
	2,603,530	2,475,175	1,386,299	1,298,437
Current Assets				
Properties for sale under development	187,717	144,049	-	-
Developed properties for sale	-	3,733	-	-
Available-for-sale financial assets	372,645	81,881	372,645	81,881
Inventories	5,062	4,581	-	-
Current income tax assets	1,480	1,963	-	-
Trade and other receivables	22,960	27,371	2,963	1,335
Other current assets	15,673	11,432	450	165
Cash and cash equivalents	178,328	727,906	75,864	632,962
	783,865	1,002,916	451,922	716,343
Current Liabilities				
Trade and other payables	78,448	85,624	4,301	6,269
Bank overdrafts	131	25	-	-
Bank loans	27,533	304,568	-	-
Zero Coupon Exchangeable Notes due September 2005	-	484,849	-	484,849
Derivative - option sold	-	15,908	-	15,908
Current income tax liabilities	96,192	94,761	79,493	77,543
	202,304	985,735	83,794	584,569
Net Current Assets	581,561	17,181	368,128	131,774
Non-current Liabilities				
Bank loans	526,256	266,432	-	-
Loans from subsidiaries	-	-	219,224	217,629
Loans from minority shareholders of subsidiaries	12,538	4,669	-	-
Rental deposits	11,691	12,460	1,188	1,301
Provision for retirement benefits	2,782	2,621	702	652
Deferred liability	843	3,268	-	-
Deferred income tax liabilities	120,140	57,741	69,538	11,385
	674,250	347,191	290,652	230,967
Net Assets	2,510,841	2,145,165	1,463,775	1,199,244
Capital & Reserves attributable to the Company's Equity Holders				
Share capital	793,139	793,055	793,139	793,055
Share premium	274,932	274,856	274,932	274,856
Reserves	600,668	271,154	331,020	64,194
Retained earnings	614,643	578,633	64,684	67,139
	2,283,382	1,917,698	1,463,775	1,199,244
Minority Interest	227,459	227,467	-	-
Total Equity	2,510,841	2,145,165	1,463,775	1,199,244

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.05		As At 31.12.04	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	17,550	10,114	294,840	494,678
Amount repayable after one year	456,911	82,766	138,250	133,362

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the third quarter ended 30 September

	Notes	Group 3rd Quarter 2005	Group 3rd Quarter 2004 (restated)
Cash flows from operating activities		$'000	$'000
Profit before tax and share of results of associated companies		46,690	36,951
Adjustment for non-cash items		7,969	6,799
Loss on disposal of property, plant and equipment		507	164
Profit on sale of properties under development		(5,735)	(3,279)
Amortisation of bond discount		4,063	478
Gain on valuation of option		(11,238)	-
Dividend attributable to Noteholders written back		(2,752)	-
Investment and interest income		(10,250)	(14,788)
Interest expense		3,428	3,494
Operating cash flow before working capital changes		32,682	29,819
Change in operating assets and liabilities			
Receivables		5,055	26,241
Inventories		(490)	(317)
Rental deposits		615	116
Payables		4,281	411
		9,461	26,451
Progress billings		31,733	30,477
Expenditure on properties under development	(i)	(49,343)	(6,397)
Retirement benefits paid		(50)	(30)
Income tax paid		(5,955)	(5,681)
Net cash from operating activities		18,528	74,639
Cash flows from investing activities			
Net proceeds from disposal of property, plant and equipment		17	65
Net proceeds from return of capital from long term investment		122	-
Net proceeds from disposal of non-marketable equity securities		716	-
Loan to associated company	(ii)	(6,939)	-
Payment for interest in associated company		(300)	-
Payment to minority shareholders for purchase of shares in subsidiary		(622)	(283)
Purchase of property, plant and equipment and investment properties	(iii)	(15,129)	(2,750)
Retention monies withheld/ (released)		736	(139)
Interest received		2,791	731
Dividends received		10,821	15,304
Net cash (used in) / from investing activities		(7,787)	12,928
Cash flows from financing activities			
Proceeds from issue of shares		45	611
Loan from minority shareholders of subsidiaries		6,634	-
Expenditure relating to bank borrowings		(475)	(563)
Zero Coupon Exchangeable Notes due September 2005	(iv)	(497,716)	-
Net borrowings		115,704	(106,470)
Interest paid		(4,562)	(5,536)
Net cash used in financing activities		(380,370)	(111,958)
Net decrease in cash and cash equivalents		(369,629)	(24,391)
Cash and cash equivalents at 1 July		547,826	122,625
Cash and cash equivalents at 30 September	(v)	178,197	98,234

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties under development

The expenditure for third quarter of 2005 includes the costs incurred for the purchase of Kim Tian Plaza, a freehold property at Kim Tian Road.

ii. Loan to associated company

This relates to proportionate shareholders' loans granted to an associated company for financing its development project.

iii. Purchase of property, plant and equipment and investment properties

The expenditure for property, plant and equipment relates mainly to costs incurred for the conversion of the UOB Building, Xiamen, China into a 5-star hotel known as the Sofitel Plaza Xiamen, upgrading works to the food and beverage outlets of the Plaza Parkroyal Hotel and air-conditioning works to the Sheraton Perth Hotel.

iv. Zero Coupon Exchangeable Notes due September 2005

The $506,220,000 zero coupon exchangeable notes ("Notes") were redeemed on the maturity of the Notes on 22 September 2005 at 98.32% of their principal amount.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.09.05	30.09.04
	$'000	$'000
Cash at bank and on hand and fixed deposits	178,328	98,297
Less : Bank overdrafts	(131)	(63)
Cash and cash equivalents per consolidated cash flow statement	178,197	98,234

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interest	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 July 2005	793,116	274,910	581,346	581,320	222,868	2,453,560
Currency translation differences	-	-	1,439	-	222	1,661
Profit for the period	-	-	-	33,323	4,914	38,237
Acquisition of minority interests	-	-	-	-	(630)	(630)
Fair value gain on available-for-sale reserves	-	-	17,883	-	85	17,968
Employee share option scheme:						
- proceeds from shares issued	23	22	-	-	-	45
Balance at 30 September 2005	793,139	274,932	600,668	614,643	227,459	2,510,841

Group Statement of Changes in Equity for the third quarter ended 30 September 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interest	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 July 2004	790,869	273,040	304,564	524,880	226,154	2,119,507
Currency translation differences	-	-	(436)	-	308	(128)
Profit for the period	-	-	-	25,037	4,462	29,499
Acquisition of minority interests	-	-	-	-	(401)	(401)
Employee share option scheme:						
- value of employee services	-	-	143	-	-	143
- proceeds from shares issued	327	284	-	-	-	611
Balance at 30 September 2004	791,196	273,324	304,271	549,917	230,523	2,149,231

Company Statement of Changes in Equity for the third quarter ended 30 September 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2005	793,116	274,910	328,317	47,489	1,443,832
Profit for the period	-	-	-	17,195	17,195
Fair value gain on available-for-sale reserves	-	-	2,703	-	2,703
Employee share option scheme :					
- proceeds from shares issued	23	22	-	-	45
Balance at 30 September 2005	793,139	274,932	331,020	64,684	1,463,775

Company Statement of Changes in Equity for the third quarter ended 30 September 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2004	790,869	273,040	61,340	41,719	1,166,968
Profit for the period	-	-	-	13,190	13,190
Employee share option scheme :					
- value of employee services	-	-	143	-	143
- proceeds from shares issued	327	284	-	-	611
Balance at 30 September 2004	791,196	273,324	61,483	54,909	1,180,912

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 1 July 2005	793,116,154
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
2002 Options granted under the UOL 2000 Share Option Scheme	8,000
2003 Options granted under the UOL 2000 Share Option Scheme	15,000
Issued capital as at 30 September 2005	793,139,154

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	30.09.05	30.09.04
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 2000 Options during the option period from 15 May 2001 to 14 February 2005 at the offer price of $1.24 per share	-	159,000
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	12,000	320,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	111,000	778,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	399,000	1,286,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	1,146,000	1,286,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	1,378,000	-
	3,046,000	3,829,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

In 2005, the Group and the Company adopted the new and revised Financial Reporting Standards ("FRS") issued by the Council of Corporate Disclosure and Governance. Arising from the adoption of these FRS, 2004 comparatives have been amended, where required, in accordance with the relevant transitional provisions in the respective FRS.

A brief description of those FRS which have an impact on the financial statements of the Company and of the Group have been set out in the first quarter 2005 financial result announcement.

The adoption of these FRS did not have a material effect on the operating results for the third quarter of 2005 and for the nine-month period ended 30 September 2005.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2005	3rd Quarter 2004
		(restated)
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 4.20	Cents 3.43
(ii) On a fully diluted basis	Cents 4.20	Cents 3.43

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.05	31.12.04	30.09.05	31.12.04
		(restated)		(restated)
Net asset value per ordinary share	$2.88	$2.42	$1.85	$1.51
Net tangible asset backing per ordinary share	$2.86	$2.40	$1.85	$1.51

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the third quarter of 2005 increased by $15.3 million or 14.9% to $118.1 million as compared to $102.8 million in the corresponding quarter of 2004. The increase in revenue came largely from property development, which included progressive recognition of revenues from the sale of units in the Twin Regency in Kim Tian Road and the Newton Suites in Newton Road. There was also higher revenue for the hotel operations and trading activities. Revenue from property investments was lower as the UOL Building along Somerset Road, Singapore, was closed for redevelopment works. The UOB Building in Xiamen, China, which closed in September 2004 for conversion works, has re-opened-in late July 2005 as the Sofitel Plaza Xiamen Hotel.

Dividend income declined following the sale of 32.8 million ordinary shares in United Overseas Bank Limited ("UOB") in November 2004. Included in Other Operating Income for third quarter of 2005 was a gain of $11.2 million on valuation of option pertaining to the $506.22 million zero coupon Exchangeable Notes ("Notes"). Other operating expenses have increased due mainly to depreciation charges and pre-opening expenses incurred for the Sofitel Plaza Xiamen Hotel. Finance income has benefited from higher interest income on fixed deposits. The results of the associated companies were affected by the closure of the 25% owned Marina Mandarin Hotel for major refurbishment works from mid May 2005 to early September 2005.

The Group achieved pre-tax profit of $45.7 million for the third quarter of 2005, an increase of $8.2 million or 21.9% as compared to the pre tax profit of $37.5 million in the third quarter of 2004. Group net after tax profit for the third quarter of 2005 was $38.2 million or 29.6% higher than the profit of $29.5 million in the corresponding quarter of 2004.

For the nine months ended 30 September 2005, the Group achieved pre-tax profit of $121.0 million, an increase of $16.6 million or 15.9% as compared to the pre-tax profit of $104.4 million in the corresponding period of 2004. Dividend income from investments declined, but higher profits came from property development, hotel operations and trading activities. Included in Other Operating Income was a gain of $15.9 million from the valuation of option pertaining to the Notes. Net after tax profit of the Group for the first nine months of 2005 increased by $11.0 million or 12.9% to $96.6 million from $85.6 million in the corresponding period of 2004.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy continues to grow and outlook in the property market and hotel industry remains good. In the region, economic prospects are positive.

The Group's offices and retail malls in Singapore are enjoying good occupancies and improved rentals. Taking advantage of the better sentiment, the Group recently launched the sale of its 104-unit residential cum SOHO Regency Suites at Kim Tian Road with encouraging take-up rate.

Other than the hotel in Yangon, the Group's hotel operations are likely to benefit from better average room rates and/or higher occupancies.

As none of the Notes was exchanged into UOB shares upon maturity on 22 September 2005, the Group had retained for its own account the 33 million UOB shares and additional dividend income of $9.4 million. The Group intends to hold on to the 33 million UOB shares as investment and will continue to seek opportunities to maximise returns from this investment.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2005.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
25 October 2005